UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): December 21, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On December 21, 2011, Ashland Inc. will include the information contained in exhibits 99.1-99.14, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

<u>Item 9.01</u>. <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   Website data concerning Ashland Specialty Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Specialty Ingredients' sales

99.3   Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4   Website data concerning Ashland Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Water Technologies' sales

99.6   Website data concerning Ashland Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' volume in metric tons

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' sales

99.12   Website data concerning Ashland Consumer Markets' gross profit

99.13   Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

December 21, 2011	/s/ Lamar M. Chambers
	Lamar M. Chambers Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Website data concerning Ashland Specialty Ingredients' average sales per shipping day
99.2	Website data concerning Ashland Specialty Ingredients' sales
99.3	Website data concerning Ashland Specialty Ingredients' volume in metric tons
99.4	Website data concerning Ashland Water Technologies' average sales per shipping day
99.5	Website data concerning Ashland Water Technologies' sales
99.6	Website data concerning Ashland Water Technologies' gross profit
99.7	Website data concerning Ashland Performance Materials' volume in metric tons
99.8	Website data concerning Ashland Performance Materials' sales
99.9	Website data concerning Ashland Performance Materials' gross profit
99.10	Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume
99.11	Website data concerning Ashland Consumer Markets' sales
99.12	Website data concerning Ashland Consumer Markets' gross profit
99.13	Website data concerning Ashland Consumer Markets' lubricant sales gallons
99.14	Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	2008	2009	2010	2011
January	2.851	3.208	2.864	3.743	3.814
February	4.005	4.093	3.616	3.387	4.072
March	3.465	4.945	4.112	4.240	4.880
April	4.050	4.048	3.125	2.673	4.133
May	3.690	4.610	3.740	3.945	4.799
June	4.686	5.558	4.197	4.176	5.261
July	3.739	3.531	3.056	3.269	4.702
August	3.748	4.715	3.768	3.533	4.637
September	4.868	5.343	4.299	4.412	5.210
October	3.164	3.125	3.055	3.249	9.812
November	4.466	4.404	3.850	3.419	10.748
December	4.560	3.817	3.289	3.771	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011. Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients sales)

Monthly Sales ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	62.7	70.6	60.1	74.9	76.3
February	80.1	86.0	72.3	67.7	81.4
March	76.2	98.9	90.5	97.5	112.2
April	81.0	89.1	65.6	56.1	86.8
May	81.2	96.8	74.8	78.9	100.8
June	98.4	116.7	92.3	91.9	115.8
July	78.5	77.7	67.2	68.6	94.0
August	86.2	99.0	79.1	77.7	106.6
September	92.5	112.2	90.3	92.7	109.4
October	72.8	71.9	67.2	68.2	206.0
November	89.3	79.3	73.2	68.4	215.0
December	86.6	80.1	69.1	79.2	

12 Month Rolling Average ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	74.3	82.8	89.0	76.4	76.9
February	75.2	83.3	87.8	76.0	78.1
March	75.5	85.2	87.1	76.6	79.3
April	76.7	87.1	85.2	75.8	81.9
May	76.7	87.1	83.4	76.1	83.7
June	77.7	88.7	81.3	76.1	85.7
July	77.5	88.6	80.5	76.2	87.8
August	78.7	89.7	78.8	76.1	90.2
September	79.2	91.3	77.0	76.3	91.6
October	79.6	91.2	76.6	76.4	103.1
November	81.2	90.4	76.0	76.0	115.3
December	82.1	89.9	75.1	76.8	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011. Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients volume in metric tons)

Metric Tons (in thousands)*

	2007	2008	2009	2010	2011
January	12.8	13.7	11.3	13.0	12.0
February	15.4	16.5	13.7	11.4	13.1
March	14.5	18.4	21.4	17.5	17.7
April	15.9	16.8	11.8	10.4	13.6
May	16.2	18.0	13.4	14.6	14.8
June	19.3	21.7	16.0	16.5	18.0
July	16.0	15.1	12.2	12.5	14.3
August	18.1	17.9	14.6	13.8	16.1
September	18.7	20.2	15.2	16.5	16.5
October	14.5	13.3	12.4	12.5	32.4
November	18.3	15.2	12.8	11.8	34.1
December	17.2	15.8	12.2	14.2	

12 Month Rolling Average
(in thousands)*

	2007	2008	2009	2010	2011
January	15.2	16.5	16.7	14.1	13.6
February	15.4	16.6	16.4	13.9	13.8
March	15.3	16.9	16.7	13.6	13.8
April	15.5	17.1	16.3	13.4	14.1
May	15.5	17.1	15.9	13.5	14.1
June	15.6	17.3	15.4	13.6	14.2
July	15.5	17.3	15.2	13.6	14.4
August	15.8	17.2	14.9	13.5	14.6
September	15.9	17.4	14.5	13.6	14.6
October	15.9	17.3	14.4	13.6	16.2
November	16.3	17.0	14.2	13.6	18.1
December	16.4	16.9	13.9	13.7	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011. Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	3.038	3.351	7.014	7.320	7.599
February	3.064	3.403	7.206	7.106	7.403
March	2.797	3.613	6.422	6.967	7.425
April	3.299	3.767	6.945	6.121	7.476
May	3.079	3.662	7.075	7.146	7.763
June	3.193	4.022	6.959	7.255	7.710
July	3.238	3.720	7.260	7.266	7.983
August	4.209	3.251	7.203	6.794	7.334
September	4.420	3.598	7.314	7.630	7.737
October	3.077	3.090	6.737	6.843	7.097
November	3.467	5.994	7.911	7.633	7.683
December	3.445	6.640	6.895	7.347	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies sales)

Monthly Sales ($ in millions)*

	2007	2008	2009	2010	2011
January	66.8	73.7	147.3	146.4	151.9
February	61.3	71.5	144.1	142.1	148.1
March	61.5	72.3	141.3	160.2	170.8
April	66.0	82.9	145.8	128.5	157.0
May	67.7	76.9	141.5	142.9	163.0
June	67.1	84.5	148.8	159.6	169.6
July	68.0	81.8	159.7	152.6	159.6
August	96.8	68.3	151.3	149.5	168.7
September	84.0	75.6	153.6	160.2	162.5
October	70.8	71.1	148.2	143.7	149.0
November	69.3	107.9	150.3	152.7	153.7
December	65.4	139.4	144.8	154.3	

12 Month Rolling Average
($ in millions)*

	2007	2008	2009	2010	2011
January	51.4	71.0	89.9	148.1	149.9
February	53.8	71.8	96.0	147.9	150.4
March	56.1	72.7	101.8	149.4	151.2
April	58.5	74.1	107.0	148.0	153.6
May	61.3	74.9	112.4	148.1	155.3
June	63.4	76.3	117.7	149.0	156.1
July	64.0	77.5	124.2	148.4	156.7
August	66.7	75.1	131.1	148.2	158.3
September	68.2	74.4	137.7	148.8	158.5
October	69.1	74.4	144.2	148.4	159.0
November	70.2	77.7	147.6	148.6	159.0
December	70.4	83.8	148.1	149.4	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)*

	2007	2008	2009	2010	2011
January	39.1	38.1	30.5	36.2	31.6
February	38.4	36.4	31.6	35.9	30.5
March	38.8	37.3	32.6	34.5	31.3
April	39.6	36.9	34.6	35.0	30.8
May	39.6	37.8	36.3	33.5	31.2
June	38.2	37.2	34.7	33.7	29.7
July	39.3	37.1	35.7	32.8	30.3
August	39.0	36.2	34.8	32.8	30.7
September	39.7	32.9	36.7	31.7	30.5
October	39.0	33.0	36.1	30.8	31.2
November	39.8	31.5	36.0	31.2	30.3
December	39.3	32.5	36.6	31.6	

12 Month Rolling Average (%)*

	2007	2008	2009	2010	2011
January	41.0	39.0	34.0	35.6	32.5
February	40.5	38.7	33.1	35.8	32.0
March	40.2	38.6	33.0	35.6	32.0
April	39.8	38.3	33.0	35.7	31.5
May	39.4	38.3	33.2	35.1	31.4
June	38.9	38.4	32.7	35.4	31.0
July	39.2	37.8	33.2	35.0	30.9
August	39.2	37.5	33.3	34.6	30.9
September	39.2	36.7	33.9	34.1	30.8
October	39.3	36.3	33.9	33.7	30.9
November	39.2	35.3	34.7	33.4	30.8
December	39.0	34.8	35.2	32.8	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials volume in metric tons)

Metric Tons (in thousands)*#

	2007	2008	2009	2010	2011
January	48.7	45.5	37.0	40.3	41.6
February	40.9	46.0	33.3	40.3	38.5
March	47.9	45.5	34.5	44.6	45.1
April	48.5	47.2	34.4	47.9	42.2
May	49.2	46.0	34.8	46.6	43.7
June	48.0	47.9	39.4	49.5	43.0
July	45.2	55.1	37.6	44.2	38.0
August	54.9	45.5	33.5	43.5	39.0
September	54.7	51.4	40.7	51.1	38.3
October	47.9	49.9	40.1	44.5	47.2
November	45.6	39.9	37.9	45.5	46.6
December	35.6	29.7	33.4	34.4	

12 Month Rolling Average
(in thousands)*#

	2007	2008	2009	2010	2011
January	47.0	47.0	45.1	36.7	44.5
February	46.6	47.4	44.0	37.2	44.3
March	46.6	47.2	43.1	38.1	44.4
April	46.7	47.1	42.1	39.2	43.9
May	46.7	46.9	41.1	40.2	43.7
June	46.6	46.8	40.4	41.0	43.1
July	46.5	47.7	39.0	41.6	42.6
August	47.0	46.9	38.0	42.4	42.2
September	47.9	46.6	37.1	43.3	41.2
October	47.7	46.8	36.3	43.6	41.4
November	47.7	46.3	36.1	44.3	41.5
December	47.3	45.8	36.4	44.4	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's elastomers business that was acquired on August 23, 2011.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials sales)

Monthly Sales ($ in millions)*#

	2007	2008	2009	2010	2011
January	133.3	132.9	92.5	98.0	104.3
February	111.6	135.4	80.8	97.1	102.2
March	131.2	129.9	85.7	109.1	118.3
April	132.7	144.2	83.3	118.8	114.4
May	134.5	141.6	80.5	114.4	120.4
June	132.6	138.9	91.8	123.3	116.8
July	127.5	151.6	89.3	113.1	106.6
August	152.8	131.3	80.3	111.7	109.0
September	157.8	144.2	98.1	128.5	107.6
October	137.3	139.7	99.1	117.3	136.7
November	132.8	105.7	93.2	121.5	128.9
December	101.0	78.5	79.0	86.7	

12 Month Rolling Average ($
in millions)*#

	2007	2008	2009	2010	2011
January	121.9	132.1	127.8	88.3	112.2
February	121.5	134.0	123.2	89.6	112.6
March	122.4	133.9	119.6	91.6	113.3
April	123.8	134.9	114.5	94.5	113.0
May	124.6	135.5	109.4	97.4	113.5
June	125.0	136.0	105.5	100.0	112.9
July	125.8	138.0	100.3	102.0	112.4
August	128.0	136.2	96.0	104.6	112.2
September	131.7	135.1	92.2	107.1	110.4
October	132.1	135.3	88.8	108.6	112.0
November	132.9	133.0	87.8	111.0	112.7
December	132.1	131.1	87.8	111.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's elastomers business that was acquired on August 23, 2011.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*#

	2007	2008	2009	2010	2011
January	20.5	17.3	17.1	16.5	13.0
February	19.7	17.1	17.9	16.2	10.9
March	20.5	18.1	19.5	16.5	12.0
April	21.0	18.5	19.0	16.8	12.8
May	21.4	18.1	18.0	16.6	13.7
June	21.9	17.5	16.9	16.7	13.0
July	21.2	16.1	17.4	16.9	13.0
August	20.1	14.6	17.0	17.9	12.4
September	18.1	14.6	16.0	12.8	12.4
October	18.4	14.8	16.7	12.6	15.4
November	18.7	16.1	17.8	11.5	18.5
December	18.2	15.9	18.4	14.6	

12 Month Rolling Average (%)*#

	2007	2008	2009	2010	2011
January	22.2	19.4	16.6	17.4	14.8
February	21.9	19.4	16.5	17.2	14.3
March	21.7	19.1	16.6	16.9	14.1
April	21.6	18.9	16.5	16.9	13.9
May	21.2	18.5	16.3	16.9	13.6
June	21.0	18.0	16.4	16.9	13.1
July	20.8	17.6	16.8	16.8	12.8
August	20.5	17.1	17.1	17.1	12.2
September	20.3	17.0	17.0	16.0	13.1
October	20.2	16.7	17.5	15.6	13.7
November	20.0	16.5	17.7	15.4	14.1
December	19.6	16.6	17.7	15.1	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's elastomers business that was acquired on August 23, 2011.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets premium lubricants % of branded volume)

Premium Lubricants % of Branded
Volume

	2007	2008	2009	2010	2011
January	24.1	25.3	27.6	31.1	31.1
February	21.5	25.7	27.6	28.8	31.9
March	24.3	26.0	31.3	29.2	33.8
April	24.0	23.0	27.7	30.7	33.7
May	26.3	26.3	28.4	28.1	30.9
June	23.2	25.6	30.4	31.5	32.0
July	22.2	23.6	27.2	32.1	31.0
August	24.8	27.6	27.4	30.5	29.5
September	23.9	27.5	26.7	28.8	29.9
October	23.6	26.9	28.1	29.5	29.8
November	23.4	27.0	26.4	31.1	29.2
December	21.8	27.4	30.0	30.0	


Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets sales)


Monthly Sales ($ in millions)*

	2007	2008	2009	2010	2011
January	122.8	135.7	128.6	129.0	146.2
February	122.3	127.4	127.3	133.9	139.3
March	137.3	137.5	151.6	167.3	206.0
April	135.2	154.1	144.4	151.3	179.2
May	133.2	130.8	133.9	155.4	158.7
June	139.1	143.0	162.6	156.5	184.3
July	129.1	150.9	145.6	148.2	168.9
August	131.6	147.8	141.8	159.2	183.7
September	123.5	155.1	126.7	154.0	164.3
October	141.2	143.9	144.2	151.5	159.3
November	129.6	119.5	124.8	144.2	159.6
December	109.5	124.1	131.2	144.8	

12 Month Rolling Average ($ in millions)*

	2007	2008	2009	2010	2011
January	121.6	130.6	138.5	138.6	151.0
February	122.7	131.0	138.5	139.1	151.5
March	123.3	131.0	139.7	140.5	154.7
April	124.8	132.6	138.9	141.0	157.0
May	125.4	132.4	139.2	142.8	157.3
June	126.7	132.7	140.8	142.3	159.6
July	127.8	134.6	140.4	142.5	161.4
August	128.0	135.9	139.9	144.0	163.4
September	127.1	138.5	137.5	146.3	164.3
October	128.0	138.8	137.5	146.9	164.9
November	129.3	137.9	138.0	148.5	166.2
December	129.5	139.1	138.6	149.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets gross profit)

3 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	24.5	24.2	23.6	33.1	29.6
February	25.1	24.0	29.1	32.4	29.0
March	25.6	24.4	32.2	33.0	29.3
April	25.1	24.6	36.5	32.8	29.4
May	25.3	24.6	36.2	33.8	28.1
June	25.1	23.9	37.5	32.4	26.6
July	25.9	21.8	37.2	31.3	25.2
August	25.5	19.5	36.8	29.9	25.3
September	24.6	19.2	35.5	28.9	23.0
October	24.3	20.1	34.4	29.8	23.4
November	24.6	21.1	33.6	30.0	23.7
December	24.7	21.8	33.9	30.9	

12 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	20.7	24.9	22.4	35.4	30.9
February	21.0	24.9	23.4	34.9	30.7
March	21.4	24.7	24.2	35.0	30.4
April	21.7	24.8	25.5	34.4	30.0
May	22.3	24.7	26.4	34.2	29.2
June	22.6	24.4	27.7	33.7	28.8
July	23.3	23.7	29.5	32.9	28.4
August	23.9	23.1	31.0	32.4	28.0
September	24.8	23.0	32.0	32.0	27.3
October	25.0	22.6	33.3	31.7	26.8
November	25.1	22.2	34.1	31.5	26.5
December	25.0	22.3	34.8	31.3	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.


Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets lubricant sales gallons)


3 Month Rolling Average (in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	12.3	13.2	10.6	12.9	13.3
February	12.7	13.1	11.2	13.3	13.1
March	13.9	14.0	12.6	14.6	14.9
April	14.5	14.7	13.7	15.3	15.7
May	14.8	14.6	14.3	15.9	15.9
June	14.5	14.6	15.2	15.4	14.8
July	15.0	14.0	15.4	15.2	14.3
August	14.9	14.4	15.7	15.2	14.7
September	14.4	14.5	14.1	14.7	13.8
October	14.0	13.6	14.0	14.6	13.3
November	13.8	12.3	13.2	13.8	12.6
December	13.3	11.0	13.4	13.5	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($
in millions)

	2007	**2008**	**2009**	**2010**	**2011**
January	11.5	12.4	13.2	13.9	15.1
February	11.6	12.4	13.3	13.9	15.2
March	11.7	12.4	13.4	14.0	15.2
April	11.7	12.5	13.4	14.1	15.2
May	11.8	12.6	13.5	14.2	15.2
June	11.9	12.5	13.5	14.3	15.3
July	12.0	12.7	13.6	14.5	15.3
August	12.2	12.7	13.6	14.6	15.3
September	12.2	12.8	13.7	14.7	15.4
October	12.3	12.9	13.9	14.9	15.5
November	12.4	13.0	13.9	15.0	15.5
December	12.4	13.1	13.9	15.1	